Exhibit 99.2

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES NEW BOARD MEMBERS AND PERSONNEL CHANGE

February 8, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) announces that Mr. Donald Young, FCA and Dr. Frederick Graybeal have been appointed to the Company's Board of Directors, replacing Mr. Larry Bell and Dr. Keith Barron who recently stepped down.

Mr. Young, FCA is a former senior audit partner and a business consulting partner with KPMG LLP. Previously, he worked at Placer Development Ltd. (now Barrick Gold Corporation). Mr. Young is a Past President of the Institute of Chartered Accountants of British Columbia and a past member of the Executive Committee and Board of Governors of the Canadian Institute of Chartered Accountants. Mr. Young is currently the Chair of the Audit Committee and a member of the Executive Committee for OSI Geospatial Inc.

Dr. Graybeal is a geologist with 40 years of international experience in exploration and mining with emphasis on exploration and mining geology, primarily for base and precious metals. Mr. Graybeal has been involved with several discoveries and reserve expansions mostly with ASARCO Incorporated, from which he retired in 2003 as Chief geologist. He also previously held the position of President and CEO of Maximus Ventures and is currently a director of Maximus Ventures.

"I want to express my sincere gratitude to Larry Bell and Keith Barron for their outstanding service as members of Kimber's board of directors," said Gordon Cummings, President and CEO of Kimber Resources. "I look forward to working with Donald Young and Frederick Graybeal as we seek to realise the full potential of our Mexican properties in order to enhance shareholder value. I believe that we are at the beginning of an exciting period for Kimber, with our newly formed exploration team embarking on an intensive exploration program with the objective of building resources.”

Mr. J. Byron Richards, P.Eng. has resigned as Vice President, Engineering but will remain available to provide services to the Company through his consulting company. "I would like to thank Byron Richards for making a tremendous contribution to the Company over the past number of years, dating back to its days as a private company," said Mr. Cummings.

About Kimber

Kimber owns mineral concessions covering approximately 32,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company’s flagship Monterde property where three gold-silver deposits have already been identified, including the Carmen deposit. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. Further, reconnaissance exploration carried out in 2007 identified a number of new exploration targets. In addition, the Company has a 100% interest in the mineral concession of its Pericones property, a 6300 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.